# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maxeon Solar Technologies, Ltd., CIK 0001796898
CUSIP: Y58473128
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 8 Marina Boulevard #05-02, Marina Bay Financial Centre, Singapore, Singapore (U0), 018981
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001257391

## Reporting persons
- WHITEBOX ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,591,596; sole dispositive power 0; shared dispositive power 1,591,596; aggregate amount beneficially owned 1,591,596 (8.5% of the class)
- WHITEBOX GENERAL PARTNER LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,591,596; sole dispositive power 0; shared dispositive power 1,591,596; aggregate amount beneficially owned 1,591,596 (8.5% of the class)

## Item 1. Issuer
Name of issuer: Maxeon Solar Technologies, Ltd.
Address of issuer's principal executive offices: 8 Marina Boulevard #05-02, Marina Bay Financial Centre, Singapore, 018981

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
(i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"); and
(ii) Whitebox General Partner LLC, a Delaware limited liability company ("WGP" and, together with WA, the "Reporting Persons").
Address of principal business office or, if none, residence:
The address of the business office of WA and WGP is:
3033 Excelsior Boulevard
Suite 500
Minneapolis, MN 55416
Citizenship: WA and WGP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 15, 2026, each of WA and WGP was deemed to be the beneficial owner of 1,693,253 Ordinary Shares, as a result of WA's clients' ownership of: (i) 1,140,896 Ordinary Shares and (ii) 836,000 warrants to purchase approximately 552,357 Ordinary Shares, which warrants are currently exercisable ("Warrants").

As of the date hereof, each of WA and WGP is deemed to be the beneficial owner of 1,591,596 Ordinary Shares, as a result of WA's clients' ownership of (i) 1,039,239 Ordinary Shares and (ii) 836,000 Warrants to purchase approximately 552,357 Ordinary Shares.
Percent of class:
As of June 15, 2026, each of WA and WGP was deemed to beneficially own approximately 9.1% of the Ordinary Shares outstanding.

As of the date hereof, each of WA and WGP is deemed to beneficially own approximately 8.5% of the Ordinary Shares outstanding.

Percents of class were calculated based on the sum of (i) 16,932,760 Ordinary Shares outstanding as of June 30, 2025, as reported in exhibit 99.1 to the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on August 14, 2025, (ii) an aggregate 1,140,896 Ordinary Shares issued on June 15, 2026, upon conversion of Adjustable-Rate Convertible Second Lien Senior Secured Notes due 2028 held by WA's clients, and (iii) 552,357 Ordinary Shares that WA and WGP have the right to acquire upon exercise of Warrants, which amount has been added to the Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: WA and WGP: 0
Shared power to vote or to direct the vote: WA and WGP: 1,591,596
Sole power to dispose or to direct the disposition: WA and WGP: 0
Shared power to dispose or to direct the disposition: WA and WGP: 1,591,596

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: WA's clients are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement, dated June 26, 2026, by and among the Reporting Persons

## Signatures
- WHITEBOX ADVISORS LLC: /s/ Gina Scianni, Gina Scianni, Associate General Counsel & Deputy Chief Compliance Officer (06/26/2026)
- WHITEBOX GENERAL PARTNER LLC: /s/ Gina Scianni, Gina Scianni, Authorized Signatory (06/26/2026)